UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CONSTELLATION BRANDS, INC.

(Name of Issuer)

Class A Common Stock, par value $.01 per share Class B Common Stock, par value $.01 per share

(Title of Class of Securities)

Class A 21036P 10 8 Class B 21036P 20 7

(CUSIP Numbers)

Roger W. Byrd, Esq. Nixon Peabody LLP 1100 Clinton Square Rochester, New York 14604 (585) 263-1687

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 19 Pages

CUSIP NO.	Class A 21036P 10 8 Class B 21036P 20 7

1	Names of Reporting Persons Richard Sands
2	Check the Appropriate Box if a Member of a Group* (A) ☒ (B) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power Class A Shares 4,330,535 Class B Shares 7,275,532
	8	Shared Voting Power Class A Shares 153,234 Class B Shares 2,017,368
	9	Sole Dispositive Power Class A Shares 1,934,108 Class B Shares 1,355,640
	10	Shared Dispositive Power Class A Shares 2,072,654 Class B Shares 8,012,712
11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 6,403,189 (21,691,433 if Class B Shares were converted) Class B Shares 15,288,244
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 3.3% (10.5% if Class B Shares were converted) Class B Shares 64.8%
14	Type of Reporting Person IN

Page 3 of 19 Pages

CUSIP NO.	Class A 21036P 10 8 Class B 21036P 20 7

1	Names of Reporting Persons Robert Sands
2	Check the Appropriate Box if a Member of a Group* (A) ☒ (B) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power Class A Shares 4,497,814 Class B Shares 7,269,892
	8	Shared Voting Power Class A Shares 153,234 Class B Shares 2,017,368
	9	Sole Dispositive Power Class A Shares 1,996,070 Class B Shares 1,350,000
	10	Shared Dispositive Power Class A Shares 2,072,654 Class B Shares 8,012,712
11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 6,570,468 (21,853,072 if Class B Shares were converted) Class B Shares 15,282,604
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 3.4% (10.6% if Class B Shares were converted) Class B Shares 64.8%
14	Type of Reporting Person IN

Page 4 of 19 Pages

CUSIP NO.	Class A 21036P 10 8 Class B 21036P 20 7

1	Names of Reporting Persons Abigail Bennett
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power Class A Shares 107,403 Class B Shares 0
	8	Shared Voting Power Class A Shares 1,919,420 Class B Shares 5,995,344
	9	Sole Dispositive Power Class A Shares 107,403 Class B Shares 0
	10	Shared Dispositive Power Class A Shares 4,667,804 Class B Shares 11,839,784
11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 6,694,627 (24,529,755 if Class B Shares were converted) Class B Shares 17,835,128
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 3.5% (11.8% if Class B Shares were converted) Class B Shares 75.6%
14	Type of Reporting Person IN

Page 5 of 19 Pages

CUSIP NO.	Class A 21036P 10 8 Class B 21036P 20 7

1	Names of Reporting Persons Zachary Stern
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power Class A Shares 106,492 Class B Shares 0
	8	Shared Voting Power Class A Shares 1,919,420 Class B Shares 5,995,344
	9	Sole Dispositive Power Class A Shares 106,492 Class B Shares 0
	10	Shared Dispositive Power Class A Shares 0 Class B Shares 0
11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 2,025,912 (8,021,256 if Class B Shares were converted) Class B Shares 5,995,344
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 1.1% (4.1% if Class B Shares were converted) Class B Shares 25.4%
14	Type of Reporting Person IN

Page 6 of 19 Pages

CUSIP NO.	Class A 21036P 10 8 Class B 21036P 20 7

1	Names of Reporting Persons CWC Partnership-I
2	Check the Appropriate Box if a Member of a Group* (A) ☒ (B) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power Class A Shares 0 Class B Shares 0
	8	Shared Voting Power Class A Shares 768 Class B Shares 667,368
	9	Sole Dispositive Power Class A Shares 0 Class B Shares 0
	10	Shared Dispositive Power Class A Shares 472,376 Class B Shares 6,099,080
11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 472,376 (6,571,456 if Class B Shares were converted) Class B Shares 6,099,080
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 0.2% (3.3% if Class B Shares were converted) Class B Shares 25.8%
14	Type of Reporting Person PN

Page 7 of 19 Pages

CUSIP NO.	Class A 21036P 10 8 Class B 21036P 20 7

1	Names of Reporting Persons The Stockholders Group described in Item 2
2	Check the Appropriate Box if a Member of a Group* (A) ☒ (B) ☐
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Not Applicable
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power Class A Shares 0 Class B Shares 0
	8	Shared Voting Power Class A Shares 8,981,583 Class B Shares 16,562,792
	9	Sole Dispositive Power Class A Shares 0 Class B Shares 0
	10	Shared Dispositive Power Class A Shares 6,002,832 Class B Shares 10,718,352
11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 10,901,003 (33,459,139 if Class B Shares were converted) Class B Shares 22,558,136
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 5.6% (15.5% if Class B Shares were converted) Class B Shares 95.6%
14	Type of Reporting Person OO

Page 8 of 19 Pages

CUSIP NO.	Class A 21036P 10 8 Class B 21036P 20 7

1	Names of Reporting Persons CWC Partnership-II
2	Check the Appropriate Box if a Member of a Group* (A) ☒ (B) ☐
3	SEC Use Only
4	Source of Funds Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power Class A Shares 0 Class B Shares 0
	8	Shared Voting Power Class A Shares 0 Class B Shares 0
	9	Sole Dispositive Power Class A Shares 0 Class B Shares 0
	10	Shared Dispositive Power Class A Shares 1,447,812 Class B Shares 563,632
11	Aggregate Amount Beneficially Owned by Reporting Person Class A Shares 1,447,812 (2,011,444 if Class B Shares were converted) Class B Shares 563,632
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Class A Shares 0.8% (1.1% if Class B Shares were converted) Class B Shares 2.4%
14	Type of Reporting Person PN

Page 9 of 19 Pages

Item 1.	Security and Issuer.

The classes of equity securities to which this Amendment No. 5 to Schedule 13D (this “Amendment”) relates are the Class A Common Stock, par value $0.01 per share (the “Class A Stock”), and the Class B Common Stock, par value $0.01 per share (the “Class B Stock”), of Constellation Brands, Inc., a Delaware corporation with its principal offices at 207 High Point Drive, Building 100, Victor, New York 14564 (the “Company”).

Item 2.	Identity and Background.

This Amendment is being filed by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, CWC Partnership-I, a New York general partnership (“CWCP-I”), and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934 (collectively, the “Reporting Persons”). The stockholders group (the “Group”) is comprised of Richard Sands, Robert Sands, CWCP-I, and CWC Partnership-II, a New York general partnership (“CWCP-II”).

This Amendment amends the amended and restated Schedule 13D filed in October, 2001 by Richard Sands, Robert Sands, Marilyn Sands, CWCP-I, a trust for the benefit of Andrew Stern M.D. under the Will of Laurie Sands (the “Marital Trust”), a trust created under Irrevocable Trust Agreement dated November 18, 1987 (the “Grandchildren’s Trust”), and the Group (the “Schedule 13D”), as the Schedule 13D was amended by (i) the Schedule 13D Amendment No. 2 filed on August 3, 2006 by Richard Sands, Robert Sands, the Grandchildren’s Trust, Laurie Sands’ Children’s Trust, Richard Sands’ Children’s Trust, Robert Sands’ Children’s Trust and Richard Sands’ Heirs’ Trust, (ii) the Schedule 13D Amendment No. 3 filed on February 17, 2009 by Richard Sands, Robert Sands, CWCP-I, the Marital Trust, Abigail Bennett, RES Business Holdings LP, a Delaware limited partnership (“RES Holdings”), RES Business Management LLC, a Delaware limited liability company (“RES Management”), RSS Business Holdings LP, a Delaware limited partnership (“RSS Holdings”), RSS Business Management LLC, a Delaware limited partnership (“RSS Management”), and the Group (the “Third Amendment”), and (iii) the Schedule 13D Amendment No. 4 filed on April 30, 2009 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, CWCP-I, the Marital Trust and the Group (the “Fourth Amendment”). Laurie Sands’ Children’s Trust, Robert Sands’ Children’s Trust, Richard Sands’ Heirs’ Trust, RES Holdings, RES Management, RSS Holdings, RSS Management and the Marital Trust are not reporting as part of this Amendment because no changes have occurred with respect to their holdings, and Marilyn Sands, the Grandchildren’s Trust and Richard Sands’ Children’s Trust are not reporting as part of this Amendment because they are no longer subject to reporting obligations because they do not beneficially own more than five percent of any class of the Company’s equity securities.

Certain information with respect to the Reporting Persons and Group Members is set forth below:

1.	Richard Sands
	a.	Principal Occupation:	Chairman of the Board of the Company
	b.	Citizenship:	United States

Page 10 of 19 Pages

2.	Robert Sands
	a.	Principal Occupation:	President and Chief Executive Officer of the Company
	b.	Citizenship:	United States

3.	Abigail Bennett
	a.	Principal Occupation:	Historical Society Employee
	b.	Citizenship:	United States

4.	Zachary Stern
	a.	Principal Occupation:	Real Estate Development
	b.	Citizenship:	United States

5.	CWC Partnership-I
	a.	State of Organization:	New York (a general partnership)
	b.	Principal Business:	Investing

6.	The Group
	a.	State of Organization:	Not Applicable
	b.	Principal Business:	Investing

7.	CWC Partnership-II
	a.	State of Organization:	New York (a general partnership)
	b.	Principal Business:	Investing

The principal office address or business address of each of the Reporting Persons and Group Members is 207 High Point Drive, Building 100, Victor, New York 14564. None of the Reporting Persons or Group Members has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Current Transactions. On April 11, 2011 (the “Transaction Date”), Richard Sands entered into Purchase Agreements pursuant to which he sold (i) a 100% membership interest (the “SER LLC Interest”) in SER Business Management LLC, a Delaware limited liability company (“SER Management”), to the JS Family Trust u/a dated April 7, 2011, and (ii) a 99.984% limited partnership interest (the “SER LP Interest”) in SER Business Holdings LP, a Delaware limited partnership (“SER Holdings”), to the JS Descendants’ Trust u/a dated March 25, 2011. The purchase price for the SER LLC Interest was the fair market value of the SER LLC Interest as of April 10, 2011 as determined by an independent appraiser. The purchase price for the SER LP Interest was the fair market value of the SER LP Interest as of April 11, 2011 as determined by an independent appraiser, plus an interest component. The purchase price for the SER LLC

Page 11 of 19 Pages

Interest was paid by the delivery to Richard Sands of a promissory note in the amount of the purchase price, and the purchase price for the SER LP Interest was paid by the delivery to Richard Sands of a combination of cash and a promissory note in the aggregate amount of the purchase price.

SER Holdings holds 2,333,902 shares of Class A Stock and 619,892 shares of Class B Stock, all of which were contributed to SER Holdings by Richard Sands on January 31, 2011. SER Management is the sole general partner of SER Holdings, holding a .016% general partnership interest, and prior to the Transaction Date Richard Sands was the sole limited partner of SER Holdings by virtue of his ownership of the SER LP Interest. Prior to the Transaction Date, Richard Sands was the sole member of SER Management. Abigail Bennett is the sole manager of SER Management, and SER Management is managed by the manager; provided, however, even though he is not the manager of SER Management and is no longer a member of SER Management, Richard Sands has the right to direct the manner in which SER Management causes SER Holdings to vote shares of stock and the right, subject to limitations, to remove and replace the sole manager of SER Management.

Also on the Transaction Date, Robert Sands entered into Purchase Agreements pursuant to which he sold (i) a 100% membership interest (the “SSR LLC Interest”) in SSR Business Management LLC, a Delaware limited liability company (“SSR Management”), to the NS Family Trust u/a dated April 7, 2011, and (ii) a 99.984% limited partnership interest (the “SSR LP Interest”) in SSR Business Holdings LP, a Delaware limited partnership (“SSR Holdings”), to the NS Descendants’ Trust u/a dated April 7, 2011. The purchase price for the SSR LLC Interest was the fair market value of the SSR LLC Interest as of April 10, 2011 as determined by an independent appraiser. The purchase price for the SSR LP Interest was the fair market value of the SSR LP Interest as of April 11, 2011 as determined by an independent appraiser, plus an interest component. The purchase price for the SSR LLC Interest was paid by the delivery to Robert Sands of a promissory note in the amount of the purchase price, and the purchase price for the SSR LP Interest was paid by the delivery to Robert Sands of a combination of cash and a promissory note in the aggregate amount of the purchase price.

SSR Holdings holds 2,333,902 shares of Class A Stock and 619,892 shares of Class B Stock, all of which were contributed to SSR Holdings by Robert Sands on January 28, 2011. SSR Management is the sole general partner of SSR Holdings, holding a ..016% general partnership interest, and prior to the Transaction Date Robert Sands was the sole limited partner of SSR Holdings by virtue of his ownership of the SSR LP Interest. Prior to the Transaction Date, Robert Sands was the sole member of SSR Management. Abigail Bennett is the sole manager of SSR Management, and SSR Management is managed by the manager; provided, however, even though he is not the manager of SSR Management and is no longer a member of SSR Management, Robert Sands has the right to direct the manner in which SSR Management causes SSR Holdings to vote shares of stock and the right, subject to limitations, to remove and replace the sole manager of SSR Management.

Page 12 of 19 Pages

Intervening and Subsequent Transactions. Between the date of the Fourth Amendment and the Transaction Date and subsequent to the Transaction Date, the transactions described below occurred and affected the beneficial ownership of certain of the Reporting Persons or Group Members (collectively, the “Covered Persons”):

•	Richard Sands and Robert Sands acquired an aggregate of 512,000 shares of Class A Stock and 428,800 shares of Class A Stock, respectively, upon the exercise of options granted by the Company

•

The Company awarded Robert Sands 124,100 shares of restricted Class A Stock and issued Robert Sands 18,239 shares of Class A Stock upon the vesting of performance share units awarded to Robert Sands by the Company

•	The restrictions lapsed with respect to 91,675 shares of restricted Class A Stock held by Richard Sands and 109,958 shares of restricted Class A Stock held by or awarded to Robert Sands

•

Richard Sands contributed 2,333,902 shares of Class A Stock and 619,892 shares of Class B Stock to SER Holdings in exchange for the SER LP Interest, and Robert Sands contributed 2,333,902 shares of Class A Stock and 619,892 shares of Class B Stock to SSR Holdings in exchange for the SSR LP Interest

•	Each of Richard Sands and Robert Sands acquired 17,300 shares of Class B Stock in a private transaction (collectively, the “Private Transactions”)

•

The Marvin Sands Master Trust distributed 147,432 shares of Class B Stock to Marilyn Sands (causing Richard Sands and Robert Sands to no longer beneficially own such shares) (the “Master Trust Distribution”)

•

Abigail Bennett and Zachary Stern received 107,403 shares of Class A Stock and 106,492 shares of Class A Stock, respectively, as distributions from family limited partnerships in which they held a 99% limited partnership interest, respectively (the “Stern Distributions”)

The shares of Class A Stock and Class B Stock acquired by Richard Sands and Robert Sands upon the exercise of options or in the Private Transactions were purchased with personal funds of the purchaser, on margin, with proceeds of borrowings, or a combination of the foregoing. No consideration was paid in connection with the Master Trust Distribution or the Stern Distributions.

Item 4.	Purpose of the Transaction

The current transactions described in Item 3, the Master Trust Distribution and the Stern Distributions were effected primarily for estate planning purposes. The purchases of shares in connection with option exercises and the Private Transactions were for investment purposes, and the restricted shares and shares received upon the vesting of performance share units were received as compensation.

Item 5.	Interest in Securities of the Issuer

The table below sets forth the shares of Class A Stock and Class B Stock beneficially owned by each Reporting Person and Group Member. The percentages of ownership were

Page 13 of 19 Pages

calculated on the basis of 190,659,362 shares of Class A Stock and 23,599,258 shares of Class B Stock outstanding as of the close of business on May 23, 2011. Shares of Class B Stock are convertible into shares of Class A Stock on a one-to-one basis at any time at the option of the holder. The Company has granted options to purchase Shares of Class 1 Common Stock of the Company, par value $0.01 per share (“Class 1 Stock”). Shares of Class 1 Stock are convertible into shares of Class A Stock on a one-to-one basis at any time at the option of the holder, subject to certain requirements. The description of the transactions set forth in Item 3 is incorporated into this Item 5 by reference.

	Amount and Nature of Beneficial Ownership
Beneficial Owner	Sole Power to Vote		Shared Power to Vote		Sole Power to Dispose		Shared Power to Dispose		Total	Percent of Class (1)
Class A Stock:
Richard Sands	4,330,535	(2)	153,234	(2)	1,934,108	(2)	2,072,654	(2)	6,403,189	3.3%
Robert Sands	4,497,814	(3)	153,234	(3)	1,996,070	(3)	2,072,654	(3)	6,570,468	3.4%
Abigail Bennett	107,403		1,919,420	(4)	107,403		4,667,804	(4)	6,694,627	3.5%
Zachary Stern	106,492		1,919,420	(5)	106,492		—		2,025,912	1.1%
CWCP-I	—		768	(6)	—		472,376	(6)	472,376	0.2%
The Group	—		8,981,583	(7)	—		6,002,832	(7)	10,901,003	5.6%
CWCP-II	—		—	(8)	—		1,447,812	(8)	1,447,812	0.8%

Class B Stock:
Richard Sands	7,275,532	(2)	2,017,368	(2)	1,355,640	(2)	8,012,712	(2)	15,288,244	64.8%
Robert Sands	7,269,892	(3)	2,017,368	(3)	1,350,000	(3)	8,012,712	(3)	15,282,604	64.8%
Abigail Bennett	—		5,995,344	(4)	—		11,839,784	(4)	17,835,128	75.6%
Zachary Stern	—		5,995,344	(5)	—		—		5,995,344	25.4%
CWCP-I	—		667,368	(6)	—		6,099,080	(6)	6,099,080	25.8%
The Group	—		16,562,792	(7)	—		10,718,352	(7)	22,558,136	95.6%
CWCP-II	—		—	(8)	—		563,632	(8)	563,632	2.4%

(1)

The number of shares and the percentage of ownership set forth in the Class A Stock table includes the number of shares of Class A Stock that can be purchased by exercising stock options that are exercisable on June 30, 2011 or become exercisable within 60 days thereafter (“presently exercisable”). The numbers and percentages reported do not take into account shares of Class A Stock that can be received upon the conversion of shares of Class 1 Stock that can be purchased by exercising stock options that are presently exercisable (the “Class 1 Option Shares”). The Class 1 Option Shares are not taken into account because, in accordance with the Company’s certificate of incorporation, any shares of Class A Stock issued upon conversion of shares of Class 1 Stock must be sold immediately in connection with the conversion and, therefore, cannot be held by the beneficial owner of the Class 1 Option Shares. However, the numbers of shares and percentages of ownership taking into account the shares of Class A Stock that can be received upon the conversion of Class 1 Option Shares are provided in footnotes where appropriate. The number of shares and the percentage of ownership set forth in the Class A Stock table also do not take into account the shares of Class A Stock issuable pursuant to the conversion feature of the Class B Stock beneficially owned

Page 14 of 19 Pages

by each person. The number of shares and percentage of ownership assuming conversion of Class B Stock into Class A Stock are contained in the footnotes. For purposes of calculating the percentage of ownership of Class A Stock in the table and in the footnotes, additional shares of Class A Stock equal to the number of presently exercisable options and, as appropriate, the number of Class 1 Option Shares and shares of Class B Stock owned by each person are assumed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act. Where the footnotes reflect shares of Class A Stock as being included, such shares are included only in the Class A Stock table and where the footnotes reflect shares of Class B Stock as being included, such shares are included only in the Class B Stock table. See Item 6 of this Amendment for a description of the various relationships between the Reporting Persons and Group Members.
(2)	The amounts reflected as shares over which Richard Sands has the sole power to vote and dispose (i) include 1,246,293 shares of Class A Stock issuable upon the exercise of options which are presently exercisable by Mr. Sands, (ii) as noted in footnote (1), exclude 931,213 shares of Class A Stock that can be received upon conversion of Class 1 Option Shares, and (iii) include 1,350,000 shares of Class B Stock owned by the Richard Sands’ Heirs’ Trust. Mr. Sands disclaims beneficial ownership of the shares owned by the Richard Sands’ Heirs’ Trust. The amounts reflected as shares over which Richard Sands has the sole power to vote also include, as applicable, 5,300,000 shares of Class B Stock owned by RES Holdings and 2,333,902 shares of Class A Stock and 619,892 shares of Class B Stock owned by SER Holdings. Mr. Sands disclaims beneficial ownership of such shares except to the extent of his interest as a beneficiary of the Jennifer Sands Family Trust, the Jennifer Sands Descendants’ Trust, the JS Family Trust and the JS Descendants’ Trust. The amount reflected as shares over which Richard Sands has the sole power to dispose excludes 62,525 shares of Class A Stock owned by Mr. Sands that are restricted shares that will not vest within 60 days after June 30, 2011. The amounts reflected as shares over which Mr. Sands shares the power to dispose include, as applicable, 471,608 shares of Class A Stock and 5,431,712 shares of Class B Stock owned by CWCP-I, and 1,447,812 shares of Class A Stock and 563,632 shares of Class B Stock owned by CWCP-II. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his ownership interest in CWCP-I. The amounts reflected as shares over which Mr. Sands shares the power to vote and dispose include, as applicable, 768 shares of Class A Stock and 667,368 shares of Class B Stock owned by MLR&R, 152,466 shares of Class A Stock owned by the Sands Foundation, and 1,350,000 shares of Class B Stock owned by the Laurie Sands’ Children’s Trust. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his ownership interest in MLR&R (directly and through CWCP-I). The amounts reflected do not include 29,120 shares of Class A Stock owned by Mr. Sands’ spouse, individually and as custodian for their children. Mr. Sands disclaims beneficial ownership with respect to all such shares. Assuming the conversion of Class B Stock beneficially owned by Mr. Sands into Class A Stock, Mr. Sands would beneficially own 21,691,433 shares of Class A Stock, representing 10.5% of the outstanding Class A Stock after such conversion. If the shares of Class A Stock that can be received upon the conversion of Mr. Sands’ Class 1 Option Shares were included in the shares of Class A Stock beneficially owned by Mr. Sands, Mr. Sands would beneficially own a total of (i) 7,334,402 shares of Class A Stock, representing 3.8% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were not converted, and (ii) 22,622,646 shares of Class A Stock, representing 10.9% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were converted.
(3)

The amounts reflected as shares over which Robert Sands has the sole power to vote and dispose (i) include 1,086,293 shares of Class A Stock issuable upon the exercise of options which are presently exercisable by Mr. Sands, (ii) as noted in footnote (1), exclude 793,038 shares of Class A Stock that can be received upon conversion of Class 1 Option Shares, (iii) include 1,350,000 shares of Class B Stock owned by the Robert Sands’ Children’s Trust, and (iv) include 154,728 shares of Class A Stock held by family limited liability companies of which Robert Sands is the general manager. Mr. Sands disclaims beneficial ownership of the shares owned by the Robert Sands’ Children’s Trust and such family limited liability companies. The amounts reflected as shares over which Robert Sands has the sole power to vote also include, as applicable, 5,300,000 shares of Class B Stock owned by RSS Holdings and 2,333,902 shares of Class A Stock and 619,892 shares of Class B Stock owned by SSR Holdings. Mr. Sands disclaims beneficial ownership of such shares except to the extent of his interest as a beneficiary of the Nancy Sands Family Trust, the Nancy Sands Descendants’ Trust, the NS Family Trust and the NS Descendants’ Trust. The amount reflected as shares over which Robert Sands has the sole power to dispose excludes 167,842 shares of Class A Stock

Page 15 of 19 Pages

owned by Mr. Sands that are restricted shares that will not vest within 60 days after June 30, 2011. The amounts reflected as shares over which Mr. Sands shares the power to dispose include, as applicable, 471,608 shares of Class A Stock and 5,431,712 shares of Class B Stock owned by CWCP-I, and 1,447,812 shares of Class A Stock and 563,632 shares of Class B Stock owned by CWCP-II. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his ownership interest in CWCP-I. The amounts reflected as shares over which Mr. Sands shares the power to vote and dispose include, as applicable, 768 shares of Class A Stock and 667,368 shares of Class B Stock owned by MLR&R, 152,466 shares of Class A Stock owned by the Sands Foundation, and 1,350,000 shares of Class B Stock owned by the Laurie Sands’ Children’s Trust. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his ownership interest in MLR&R (directly and through CWCP-I). The amounts reflected do not include 28,792 shares of Class A Stock owned by Mr. Sands’ spouse. Mr. Sands disclaims beneficial ownership with respect to all such shares. Assuming the conversion of Class B Stock beneficially owned by Mr. Sands into Class A Stock, Mr. Sands would beneficially own 21,853,072 shares of Class A Stock, representing 10.6% of the outstanding Class A Stock after such conversion. If the shares of Class A Stock that can be received upon the conversion of Mr. Sands’ Class 1 Option Shares were included in the shares of Class A Stock beneficially owned by Mr. Sands, Mr. Sands would beneficially own a total of (i) 7,363,506 shares of Class A Stock, representing 3.8% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were not converted, and (ii) 22,646,110 shares of Class A Stock, representing 10.9% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by Mr. Sands were converted.
(4)	The amounts reflected as shares over which Abigail Bennett shares the power to vote include, as applicable, 471,608 shares of Class A Stock and 5,431,712 shares of Class B Stock owned by CWCP-I, and 1,447,812 shares of Class A Stock and 563,632 shares of Class B Stock owned by CWCP-II. Ms. Bennett disclaims beneficial ownership with respect to all such shares except to the extent of her interest as (i) a beneficiary of any trust that is a partner of CWCP-I or CWCP-II, or (ii) a beneficiary of any trust that is a beneficiary of any trust that is a partner of CWCP-I or CWCP-II. The amounts reflected as shares over which Ms. Bennett has the shared power to dispose include, as applicable, 5,300,000 shares of Class B Stock owned by RES Holdings, 5,300,000 shares of Class B Stock owned by RSS Holdings, 2,333,902 shares of Class A Stock and 619,892 shares of Class B Stock owned by SER Holdings, and 2,333,902 shares of Class A Stock and 619,892 shares of Class B Stock owned by SSR Holdings. Ms. Bennett disclaims beneficial ownership with respect to all such shares except to the extent of her interest as a contingent remainder beneficiary of the Jennifer Sands Family Trust, the Jennifer Sands Descendants’ Trust, the JS Family Trust, the JS Descendants’ Trust, the Nancy Sands Family Trust, the Nancy Sands Descendants’ Trust, the NS Family Trust and the NS Descendants’ Trust. Assuming the conversion of Class B Stock beneficially owned by Ms. Bennett into Class A Stock, Ms. Bennett would beneficially own 24,529,755 shares of Class A Stock, representing 11.8% of the outstanding Class A Stock after such conversion.
(5)	The amounts reflected as shares over which Zachary Stern shares the power to vote include, as applicable, 471,608 shares of Class A Stock and 5,431,712 shares of Class B Stock owned by CWCP-I, and 1,447,812 shares of Class A Stock and 563,632 shares of Class B Stock owned by CWCP-II. Mr. Stern disclaims beneficial ownership with respect to all such shares except to the extent of his interest as (i) a beneficiary of any trust that is a partner of CWCP-I or CWCP-II, or (ii) a beneficiary of any trust that is a beneficiary of any trust that is a partner of CWCP-I or CWCP-II. Assuming the conversion of Class B Stock beneficially owned by Mr. Stern into Class A Stock, Mr. Stern would beneficially own 8,021,256 shares of Class A Stock, representing 4.1% of the outstanding Class A Stock after such conversion.
(6)	The amounts reflected include, as applicable, 768 shares of Class A Stock and 667,368 shares of Class B Stock owned by MLR&R. The shares owned by CWCP-I are included in the number of shares beneficially owned by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, the Marital Trust and the Group. CWCP-I is not reported as having voting power over shares held by it because voting power over its shares has been granted to Abigail Bennett and Zachary Stern as described in Item 6 below. Assuming the conversion of Class B Stock beneficially owned by CWCP-I into Class A Stock, CWCP-I would beneficially own 6,571,456 shares of Class A Stock, representing 3.3% of the outstanding Class A Stock after such conversion.

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(7)	Assuming the conversion of Class B Stock beneficially owned by the Group into Class A Stock, the Group would beneficially own 33,459,139 shares of Class A Stock, representing 15.5% of the outstanding Class A Stock after such conversion. If the shares of Class A Stock that can be received upon the conversion of Richard Sands’ and Robert Sands’ Class 1 Option Shares were included in the shares of Class A Stock beneficially owned by the Group, the Group would beneficially own a total of (i) 12,625,254 shares of Class A Stock, representing 6.5% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by the Group were not converted, and (ii) 35,183,390 shares of Class A Stock, representing 16.2% of the outstanding Class A Stock, if the shares of Class B Stock beneficially owned by the Group were converted.
(8)	The shares owned by CWCP-II are included in the number of shares beneficially owned by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, the Marital Trust and the Group. CWCP-II is not reported as having voting power over shares held by it because voting power over its shares has been granted to Abigail Bennett and Zachary Stern as described in Item 6 below. Assuming the conversion of Class B Stock beneficially owned by CWCP-II into Class A Stock, CWCP-II would beneficially own 2,011,444 shares of Class A Stock, representing 1.1% of the outstanding Class A Stock after such conversion.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CWCP-I and CWCP-II are parties to a Voting Agreement dated April 20, 2009 (the “Voting Agreement”) pursuant to which Abigail Bennett and Zachary Stern were granted the power to vote all shares of Class A Stock and Class B Stock held by CWCP-I and CWCP-II. Ms. Bennett and Mr. Stern must exercise such voting power jointly and were granted an irrevocable proxy enabling them to vote the shares directly. In the event of the death or incapacity of either of Ms. Bennett or Mr. Stern, the other would have the unilateral power to vote the shares. The Voting Agreement provides for the appointment of successor proxies and establishes mechanics for the voting of the shares in the event of a dispute between Ms. Bennett and Mr. Stern as to the voting of the shares. A copy of the Voting Agreement is attached to the Third Amendment as an Exhibit.

Richard Sands and Robert Sands are the managing partners of CWCP-I and trustees of the managing partner of CWCP-II. The Marital Trust is a partner of CWCP-I and CWCP-II and owns a majority in interest of the CWCP-I and CWCP-II partnership interests. Richard Sands and Robert Sands are the special voting trustees of the Marital Trust and, as such, exercise the rights of the Marital Trust with respect to CWCP-I and CWCP-II. The other partners of CWCP-I and CWCP-II are trusts for the benefit of Abigail Bennett and Zachary Stern. Richard Sands, Robert Sands and CWCP-I are general partners of MLR&R. Richard Sands and Robert Sands are directors and officers of the Sands Foundation. RES Management is the sole general partner of RES Holdings, and Abigail Bennett is the sole manager of RES Management. RSS Management is the sole general partner of RSS Holdings, and Abigail Bennett is the sole manager of RSS Management. Richard Sands and Robert Sands are brothers. Abigail Bennett and Zachary Stern are siblings, the children of Laurie Sands, and the niece and nephew, respectively, of Richard Sands and Robert Sands. The relationships among Richard Sands, Robert Sands, Abigail Bennett, SER Holdings, SER Management, SSR Holdings and SSR Management described in Item 3 are incorporated into this Item 6 by reference.

The basis for the Group consists of: (i) a Stockholders Agreement among Richard Sands, Robert Sands and CWCP-I, a copy of which has been previously filed, and (ii) the fact that the

Page 17 of 19 Pages

familial relationship between Richard Sands and Robert Sands, their actions in working together in the conduct of the business of the Company and their capacity as partners and trustees of the general partner of the other members of the Group may be deemed to constitute an agreement to “act in concert” with respect to the Company’s shares. The members of the Group disclaim that an agreement to act in concert exists. Except with respect to the shares subject to the Stockholders Agreement, the shares owned by CWCP-I and CWCP-II and the shares held by the Laurie Sands’ Children’s Trust, no member of the Group is required to consult with any other member of the Group with respect to the voting or disposition of any shares of the Company. In accordance with the terms of their governing documents, any action taken by CWCP-I, CWCP-II or the Laurie Sands’ Children’s Trust with respect to the shares owned by CWCP-I, CWCP-II or the Laurie Sands’ Children’s Trust, respectively, must be taken by both Richard Sands and Robert Sands. As provided in the Voting Agreement, Abigail Bennett and Zachary Stern must act together to vote the shares of CWCP-I and CWCP-II, subject to the application of the dispute mechanics in the Voting Agreement.

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class B Stock to Goldman Sachs Bank USA for loans made to a Sands family investment vehicle (the “Borrower”) under a credit facility:

Pledgor	Number of Shares of Class B Stock
RES Holdings	3,700,000
CWCP-I	795,011
CWCP-II	563,632
MLR&R	667,368

Total Pledged Shares	5,226,011

The following persons whose shares are reported as beneficially owned by the Reporting Persons have pledged the following shares of Class B Stock to Manufacturers and Traders Trust Company and First Niagara Bank for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class B Stock
RES Holdings	500,000
Richard Sands’ Heirs’ Trust	1,350,000
Robert Sands’ Children’s Trust	1,350,000
Laurie Sands’ Children’s Trust	1,350,000

Total Pledged Shares	4,550,000

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The following Reporting Persons have pledged the following shares of Class A Stock or Class B Stock to ML Private Finance, LLC as collateral for loans made to the Borrower under a credit facility:

	Number of Shares of:
Pledgor	Class A Stock	Class B Stock
Richard Sands	322,865	—
Robert Sands	401,827	—
Abigail Bennett	107,403	—
Zachary Stern	106,492	—
CWCP-I	471,608	3,000,000
CWCP-II	1,447,812	—

Total Pledged Shares	2,858,007	3,000,000

In addition, RES Holdings has pledged 294,018 shares of Class B Stock to an affiliate of ML Private Finance, LLC to secure a loan made by such affiliate to a third party in which Richard Sands has an economic interest.

Subject to the terms of the various credit facilities, the number of shares of Class A Stock and Class B Stock pledged to secure the credit facilities may increase or decrease from time to time and may be moved by the applicable pledgors among the various financial institutions or JPMorgan Chase Bank, N.A. from time to time. In the event of noncompliance with certain covenants under the credit facilities, the financial institutions have certain remedies including the right to sell the pledged shares subject to certain protections afforded to the Borrower and pledgors. Certain of the shares of Class A Stock and Class B Stock may from time to time be held by the Reporting Persons or Group Members in margin accounts. If there were a margin call under such a margin account or the Reporting Person or Group Member defaulted under the terms of such a margin account, the broker with whom such margin account has been established may have the right to sell the shares of Class A Stock or Class B Stock held in such margin account.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99-1	Joint Filing Agreement among the Reporting Persons and Group Members dated June 30, 2011

Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2011	/s/ Richard Sands
Richard Sands

Dated: June 30, 2011	/s/ Robert Sands
Robert Sands

Dated: June 30, 2011	/s/ Abigail Bennett
Abigail Bennett

Dated: June 30, 2011	/s/ Zachary Stern
Zachary Stern

Dated: June 30, 2011	CWC Partnership-I

	By:	/s/ Richard Sands
Richard Sands, Co-Managing Partner

	By:	/s/ Robert Sands
Robert Sands, Co-Managing Partner

Dated: June 30, 2011	CWC Partnership-II*

	By:	The 1995 Robert Sands Descendants Trust
	Its:	Managing Partner

		By:	/s/ Richard Sands
Richard Sands, Family Trustee

		By:	/s/ Robert Sands
Robert Sands, Family Trustee

*	Executed by this person solely in such person’s capacity as a member of the Group described in this Amendment.